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                                                                    Exhibit 99.1




                          INDEPENDENT AUDITORS' REPORT



     The Management and Owners of
     Star Gas LLC:



     We have audited the accompanying balance sheets of Star Gas LLC (the Company) as of September 30, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Star Gas LLC as of September 30, 1999 and 2000, in conformity with accounting principles generally accepted in the United States of America.



     KPMG LLP
     Stamford, Connecticut
     December 14, 2000
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                                  Star Gas LLC
                              Note to Balance Sheet

     Star Gas LLC is the General Partner of Star Gas Partners, L.P., "the Partnership" and Star Gas Propane, L.P. The LLC owns a 1.86% interest in Star Gas Partners, L.P. and a 0.1% interest in Star Gas Propane, L.P. which is 99.9% owned by the Partnership


     The Partnership is a leading distributor of propane and home heating oil in the United States. Star Gas Propane, L.P., a subsidiary of the Partnership, markets and distributes propane gas and related products to approximately 200,000 retail and wholesale customers in the Midwest and Northeast. Petro Holdings, Inc., the former Petroleum Heat and Power Co., Inc. ("Petro"), an indirect wholly owned subsidiary of Star Gas Propane, L.P., is the nation's largest distributor of home heating oil and serves approximately 350,000 customers in the Northeast and Mid-Atlantic region of the United States. Additionally, through its natural gas and electric reseller, Total Gas and Electric (TG&E), the Company is an energy reseller that markets natural gas and electricity to residential homeowners in deregulated energy markets in the Northeast and Mid-Atlantic states of New York, New Jersey, Pennsylvania, Florida and Maryland and serves approximately 110,000 residential customers in those markets.

     The General Partner conducts, directs and manages all activities of the Partnership and is reimbursed on a monthly basis for all direct and indirect expenses it incurs on their behalf including the cost of employee wages. The Partnership agreement places significant restrictions on the General Partner's authority to make Partnership affecting decisions such as possessing or assigning specific partnership property, admitting a new partner, committing an act that would not allow the ongoing ordinary business of the Partnership, or transferring of interest as General Partner. Additionally, the Partnership agreement allows for the removal of the General Partner by a 2/3 vote of the common unitholders of the Partnership.

     Star Gas LLC was established as the General Partner effective March 26, 1999, when the four shareholders of Star Gas LLC contributed their outstanding shares of Petro common stock for all of the membership interests in Star Gas LLC. Star Gas LLC contributed those shares to the Partnership in exchange for 325,729 general partner units, valued at approximately $1,581,000. The results of operations of Star Gas LLC reflects it's share of the results of operations of the Partnership from March 26, 1999 through September 30, 2000.
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                                  Star Gas LLC
                                  Balance Sheet
                        As of September 30, 1999 and 2000
                                 (in thousands)

                                                                         September 30,  September 30,
                                                                              1999          2000
Assets:

Investment in Partnerships                                                $         994   $     1,018
                                                                         -----------------------------

                Total Assets                                              $         994   $     1,018
                                                                         =============================

Liabilities & Shareholders' Equity:

Shareholders' Equity

                Membership Interests                                      $           -   $         -
                Additional Paid-In Capital                                        1,581         1,581
                Retained Deficit                                                   (587)         (563)
                                                                         -----------------------------

Shareholders' Equity                                                                994         1,018
                                                                         -----------------------------

                Total Liabilities & Shareholders' Equity                  $         994   $     1,018
                                                                         =============================

See accompanying note to balance sheet.